EXHIBIT 99.1

News Release dated October 17, 2016, Suncor Energy and Mikisew Cree First Nation announce agreement for equity partnership in East Tank Farm Development

News Release

FOR IMMEDIATE RELEASE

Suncor Energy and Mikisew Cree First Nation announce agreement for equity partnership in East Tank Farm Development

Calgary, Alberta (Oct. 17, 2016) – Suncor and Mikisew Cree First Nation (MCFN) today announced the signing of a participation agreement for the purchase by MCFN of a 14.7% interest in Suncor’s East Tank Farm Development.

Under the terms of the agreement, MCFN will pay 14.7% of the actual capital cost of the East Tank Farm Development once the assets become operational, which is currently anticipated to be in the second quarter of 2017.

“We are very excited that MCFN has joined us as a partner in the East Tank Farm Development,” said Mark Little, executive vice president, Upstream, Suncor. “We have worked closely with MCFN for many years and this type of joint venture partnership is an exciting next step for both of us. Not only will it provide the community with a long term revenue stream, it recognizes the value of relationships, building mutual trust and respect and strengthening the participation of Aboriginal Peoples in energy development.”

MCFN’s 14.7% share of the actual capital cost of the East Tank Farm Development is currently anticipated to be approximately $147 million which will be payable to Suncor upon closing. The transaction is subject to a number of closing conditions including the negotiation of definitive documentation, the First Nation obtaining suitable financing, due diligence and other conditions customary for transactions of this nature and is anticipated to close in the second quarter of 2017.

Revenue from the long-term terminaling services agreements with the Fort Hills partners will underpin MCFN’s independent financing of the transaction. Suncor will be the operator of the East Tank Farm Development once operational.

“The signing of this agreement has great significance for our people. It means long-term financial stability and increased independence while helping ensure future generations of our community remain a partner in regional development,” said Chief Steve Courtoreille, MCFN. “We are very pleased to be working together with our partners at Suncor in this business opportunity.”

MCFN’s equity interest is in addition to the 34.3% equity interest announced in September by Suncor and Fort McKay First Nation. The combined equity interest by Fort McKay First Nation and MCFN in Suncor’s East Tank Farm Development is 49%.

The East Tank Farm Development is a Suncor-operated midstream asset currently under construction in the Wood Buffalo Region of Alberta. The facility will consist of bitumen storage, blending and cooling facilities and connectivity to third party pipelines.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively

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referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include statements about the transaction, including the interest that will be acquired by MCFN in the East Tank Farm Development, the anticipated timing for the East Tank Farm Development assets to become operational, the anticipated amount of MCFN’s share of the actual capital cost of the East Tank Farm Development, the anticipated timing for closing of the transaction, statements about transaction financing, and the expected benefits from the transaction. Some of the forward-looking statements and information may be identified by words like “anticipated”, “will”, and similar expressions.

Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; the receipt, in a timely manner, of regulatory and third-party approvals; and the satisfaction of closing conditions. There can be no assurance that the transaction will close as described or at all.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis dated July 27, 2016 and its Annual Information Form, Form 40-F and Annual Report to Shareholders, each dated February 25, 2016, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by email request to invest@suncor.com; by calling 1-800-558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor works with Aboriginal communities across Canada to increase their participation in energy development. One of the ways we do this is through business development opportunities. Suncor has worked with more than 150 Aboriginal communities, including in the Regional Municipality of Wood Buffalo, home to our oil sands operations, and other locations through our Petro-Canada branded retail, wholesale and lubricant products and services. In 2015, we spent $599 million in goods and services with Aboriginal-owned businesses, bringing our total to approximately $3 billion since 1999. There are 21 Petro-Canada branded gas stations owned by First Nations and one wind project where a First Nation is an equity partner.

Mikisew Cree First Nation (MCFN) MCFN signed Treaty 8 in 1899. The Mikisew Cree have resided in Northeastern Alberta since time immemorial. We have lived a traditional lifestyle that included close understanding of the natural way of life. Even today most of our members in Fort Chipewyan rely on “country foods” such as fish, birds, and moose for a significant portion of our diet, and many of our members continue to enjoy a lifestyle featuring travel and time spent on the land. Athabasca Delta, which is in the centre of our traditional lands, is a unique international ecosystem which we cherish. It is the source of much that sustains us. When the fur trade came west and established a trading fort in this area, the Mikisew Cree were among those who traded furs.

The traditional lands of the MCFN range over much of the area where the Athabasca Oil Sands deposits have been found. MCFN shares this territory with four other First Nations that make up the Athabasca Tribal Council. At the present time most members reside in Fort McMurray, Edmonton, Fort Smith, NWT and Fort Chipewyan. Our Nation has the largest population of the five Athabasca Tribal Council Nations. In 1986, we signed a Treaty Land Entitlement with Canada that created several reserves in and around the Fort Chipewyan area and into the area north of Lake Athabasca and in 2005 we were able to win a legal case at the Supreme Court of Canada affirming our rights and title interests to areas of the Wood Buffalo National Park. We are today working out the details of our relationship with the National Park administration. We continue to press for our rights for the Agricultural Benefits from Treaty 8, and we are in the process of settling the long outstanding remaining “unfinished business” from our 1986 Treaty Land Entitlement settlement. MCFN is proud of our heritage, and confident in its bright future.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

For more information about MCFN, visit our web site or follow us on Twitter @mikisewcree.

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